Exhibit 99.1

Apollomics Regains Full Compliance with Nasdaq Listing Requirements

FOSTER CITY, CALIF. – July 13, 2026 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced that on July 8, 2026, it received written notice from the Nasdaq Listing Qualifications Staff (Staff) stating that the Company regained compliance with the Market Value of Listed Securities (MVLS) requirement, as set forth in Nasdaq Listing Rule 5550(b)(2) (Rule) for continued listing on the Nasdaq Capital Market, and the matter is now closed.

As previously reported, the Company was notified by the Nasdaq Stock Market LLC on June 18, 2026, that it was not in compliance with the Rule because it failed to maintain a minimum MVLS of $35 million over the previous 30 consecutive business days. Since then, Staff has determined that for the last 10 consecutive business days, from June 23, 2026 to July 7, 2026, the Company’s market value of listed securities has been $35 million or greater. Accordingly, the Company has regained compliance with the Rule, and this matter is now closed.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries.

For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts

Peter Lin, Chief Financial Officer

Apollomics, Inc.

1-650-209-4055

peter.lin@apollomicsinc.com

Peter Vozzo

ICR Healthcare

1-443-213-0505

Peter.Vozzo@icrhealthcare.com